FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



HSBC TAKES CONTROL OF FRENCH INSURANCE JOINT VENTURE

HSBC France has agreed to acquire the remaining 50.01 per cent of life insurer Erisa and property and casualty insurer Erisa IARD that it does not already own from Swiss Life for a consideration of EUR228.75 million. The transaction is subject to regulatory approvals.

Clive Bannister, Group Managing Director of Insurance, commented: "This transaction is consistent with our aim to be a market leader in life, pensions, investments and retirement services in selected OECD and emerging markets. Our goal globally is to double the contribution to HSBC Group made by insurance by building on, and joining up, our base of insurance and retirement businesses while leveraging HSBC's brand."

Charles-Henri Filippi, Chairman and Chief Executive Officer of HSBC France, added: "In line with the shareholders' agreement, this change of ownership was agreed with the Swiss Life group in order to ensure Erisa's full integration into HSBC. This will help us expand the distribution of insurance products through our branch network. And, of course, we intend to continue and develop our mutually beneficial, longstanding commercial agreements with Swiss Life."

Erisa is a joint venture created in 1986 by HSBC and Swiss Life to offer life insurance products through HSBC's banking network in France. Erisa IARD was created by the two companies in 1991 to provide property and casualty insurance.


Notes to editors:

1. Erisa
Erisa is the life insurance arm of the HSBC Group in France. Erisa's customers are exclusively the Group's banking networks in France (HSBC France, Societe Marseillaise de Credit, Banque de Savoie, Banque Chaix, Banque Dupuy de Parceval, Credit Commercial du Sud Ouest, Banque Marze, Banque Pelletier).

2. Erisa IARD
Erisa IARD is the property and casualty insurance arm of the HSBC Group in France. ERISA IARD's clients are exclusively the Group's banking networks in France.

3. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 March, 2007